U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144			OMB APPROVAL
			OMB Number:	3235-0101
			Expires:	December 31, 2006
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NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933			SEC USE ONLY

DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.			CUSIP NUMBER
1(a) NAME OF ISSUER NORDSON CORPORATION	(b) IRS IDENT. NO. 34-0590250	(c) S.E.C. FILE NO. 0-7977	WORK LOCATION

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
	28601 CLEMENS ROAD	WESTLAKE	OH	44145	AREA CODE AND	NUMBER
					440	892-1580

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	CITY	STATE	ZIP CODE

Bruce H. Fields		Vice President	28601 Clemens Road	Westlake	OH	44145

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)

Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (M0. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))

Common Shares w/o par value	McDonald Investments 4910 Tiedeman Road Brooklyn, OH 44144		13,500	$688,500.00	33,664,774	1/5/07	NASDQ

1.			3.
	(a)	Name of issuer.		(a)	Title of the class of securities to be sold.
	(b)	Issuer’s IRS Identification Number.		(b)	Name and address of each broker through whom the securities are intended to be sold.
	(c)	Issuer’s SEC file number, if any.
	(d) (e)	Issuer’s address, including zip code. Issuer’s telephone number, including area code.		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
2.				(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
(a) (b) (c) (d)

Name of person for whose account the securities are to be sold.

Such person’s or I.R.S. Identification number, if such a person is an entity.

Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).

Such person’s address, including zip code.

(e) (f) (g)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.

Approximate date on which the securities are to be sold.

Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Shares w/o Par Value		Possible Exercise of Stock Option	Issuer	13,500		Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Bruce H. Fields	Common Shares w/o Par Value	12/22/06	2,201	$107,155
28601 Clemens Road
Westlake, OH 44145

Remarks:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

January 5, 2007 Date of Notice	Robert E. Veillette, Attorney-In-Fact (Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)